FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

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02 JUN -3 AM 11:32

FOSTER'S
GROUP
Inspiring Global Enjoyment

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PRESS RELEASE

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The following announcement was made to the Australian Stock Exchange Limited today.

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FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

4 June, 2002

Foster's and Pernod Ricard Reach New Agreement

Carlton & United Breweries (CUB), a wholly owned subsidiary of Foster's Group Limited, and Pernod Ricard, operating in Australia under the Orlando Wyndham Group, today announced a revised agreement in relation to their spirits businesses in Australia and New Zealand.

Pernod Ricard SA and Diageo plc jointly acquired the Seagram Spirits & Wine assets in December 2001. As part of the acquisition, Pernod Ricard now owns on a world-wide basis the brands mentioned below, which as a consequence of this international transaction will be transferred to the Orlando Wyndham Group's Australian and New Zealand distribution network on 14 June 2002.

Under the revised agreement, CUB:

- has secured rights to bottle and distribute 100 Pipers scotch for the next 15 years;
- signed an improved long term bulk spirit supply arrangement with Pernod for CUB's core spirit brands of Cougar bourbon and The Black Douglas scotch whisky; and
- will receive a cash settlement to compensate for the early release of the former Seagram Company Limited brands.

In exchange, Pernod Ricard will receive the return of the supply and distribution rights for the former Seagram Company Limited's spirits brands in Australia and New Zealand including Chivas Regal scotch whisky, Martell cognac, Seagram Gin, The Glenlivet malt whisky, Royal Salute scotch whisky, Lochan Ora scotch whisky liqueur, Strathisla scotch whisky, Glen Keith scotch whisky, Longmorn scotch whisky and Benriach scotch whisky

In all other respects the existing arrangements remain in full force and effect, including the distribution of Chatelle brandy for a minimum of seven years.

Mr James King, Managing Director, CUB said, "The package of benefits received by CUB under the new agreement with Pernod Ricard will adequately offset any EBIT loss resulting from the early termination of the existing agreement."

"This is a win win for CUB and Pernod Ricard. For our part, CUB has secured improved long term spirit supply arrangements with Pernod Ricard to support CUB's ongoing strategy to capitalise on opportunities in the pre-mixed spirit drink market (RTD).

"With our strong brand presence in the RTD market with Cougar and The Black Douglas and the recent acquisition of BCB Beverages, this transaction further strengthens CUB's position in the fastest growing sector of the alcohol market – RTDs.

"The settlement also clears the way for CUB to now approach other international spirit companies regarding sale and distribution of their brands in Australia and New Zealand," Mr King said.

Orlando Wyndham Group Chairman and Chief Executive, Mr Christian Porta, said "The revised agreement confirms Pernod Ricard's international strategy of focusing on its core brands in all spirits and wine categories in all major markets, Australia and New Zealand being two of them."

"We are pleased to add such great brands as Chivas Regal, Martell, The Glenlivet and Seagram's Gin to our already great spirits portfolio, including amongst others Wild Turkey & Jameson. We thank The Continental Spirits Company for its commitment and good work on the brands over the past 2½ years.

"Pernod Ricard is pleased to extend our partnership with CUB via extended bulk spirit supply arrangements and the continued agency relationship for 100 Pipers. We are confident that the 100 Pipers brand will continue to grow and develop under the Continental Spirits stewardship, benefiting both Pernod Ricard and Foster's Group," Mr Porta said.

Further information:

Media
Foster's Group Corporate Affairs
Nicole Devlin
+61 3 9633 2261

Investors
Foster's Group Investor Relations
Domenic Panaccio
+61 3 9633 2773

Tim Sauer
Communication and Corporate Public Relations Director
Orlando Wyndham Group
+61 408 890 143